Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven
Personal Retirement Manager Series II
[The Contract was previously sold under various marketing names depending on which distribution partner sold the product and/or when the product was sold. These marketing names include: Personal Retirement Manager Series II and Huntington Personal Retirement Manager Series II]

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven
Personal Retirement Manager Series II

Prospectus and annual product notice supplement dated May 1, 2026
The following supplements and amends the prospectus and annual product notice for the above-mentioned Contracts. Please read this supplement carefully and retain it for future reference. Special terms not defined in this supplement have the same meanings as in the prospectus or annual product notice.
NOTICE OF FUND SUBSTITUTION
We have applied for and received an order from the U.S. Securities and Exchange Commission approving the substitution of certain underlying mutual funds under the Contracts (the “Substitution”). At the close of business on September 4, 2026 (the “Substitution Date”), shares of each “Existing Fund” will be substituted with shares of the corresponding “Replacement Fund,” as set forth in the table below.

Existing Fund	Replacement Fund
AB VPS Discovery Value Portfolio - Class B	Franklin Small Cap Value VIP Fund - Class 2
Invesco V.I. Core Equity Fund - Series II	Putnam VT Core Equity Fund - Class IB
Invesco V.I. EQV International Equity Fund - Series II	Putnam VT Focused International Equity Fund - Class IB
Invesco V.I. Government Money Market Fund - Series II	Putnam VT Government Money Market Fund - Class IB
Invesco V.I. Government Securities Fund - Series II	Franklin U.S. Government Securities VIP Fund - Class 2
Invesco V.I. Main Street Mid Cap Fund - Series II	ClearBridge Variable Mid Cap Portfolio- Class II
MFS® Growth Series - Service Class	Putnam VT Large Cap Growth Fund - Class IB
MFS® New Discovery Series - Service Class	Putnam VT Small Cap Growth Fund - Class IB
MFS® Total Return Series - Service Class	Putnam VT Global Asset Allocation Fund - Class IB
MFS® Value Series - Service Class	Putnam VT Large Cap Value Fund - Class IB
Each Existing Fund will be closed to new investment (i.e., allocations of new premium payments and transfers) under the Contract after September 4, 2026. Each Replacement Fund will be available for new investment (i.e., allocations of new premium payments and transfers) under the Contract on or about September 8, 2026. Please see Appendix A.1 to review a list of investment options by product.
Information regarding each Replacement Fund, including (i) its name, (ii) its type, (iii) its investment adviser and any sub-investment adviser, (iv) current expenses, and (v) performance is available in Appendix A in your prospectus or updating summary prospectus. Each Replacement Fund has also issued a prospectus that contains more detailed information about the Fund. Prospectuses for the Replacement Funds may be obtained free of charge by visiting the website listed in Appendix A of your prospectus or updating summary prospectus or by contacting us as instructed below.
On the Substitution Date, any Contact Value allocated to the Sub-Account investing in an Existing Fund (an “Existing Fund Sub-Account”) will be automatically transferred to the Sub-Account investing in the corresponding Replacement Fund (a “Replacement Fund Sub-Account”).
The Substitution will be effected at the relative net asset values of the Existing Funds’ and the Replacement Funds’ shares. Your Contract Value immediately prior to the Substitution will equal your Contract Value immediately after the Substitution. Contract Values will be automatically transferred without charge and without being subject to any limitations on transfers. There will be no tax consequences for you as a result of the Substitution. The Substitution will be performed at no cost to you. The fees and charges under your Contract will not increase as a result of the Substitution. Your rights and our obligations under your Contract will not be altered in any way.

For any optional benefit subject to investment restrictions, on the Substitution Date, the investment restrictions will be updated such that any eligible Existing Fund Sub-Account will be replaced by the corresponding Replacement Fund Sub-Account as an eligible investment option. See Appendix A of your prospectus or summary prospectus. The Substitution will not cause your optional benefit, if any, to be in violation of any applicable investment restrictions.
Please note the following important information about your free transfer rights:
•From the date of this Supplement through the Substitution Date, you may make a free transfer of Contract Value from any Existing Fund Sub-Account to any other Sub-Account available under your Contract. For 30 days after the Substitution Date, you may make a free transfer of Contract Value from any Replacement Fund Sub-Account to any other Sub-Account available under your Contract. Any such transfer will be free of charge and will not count against any restrictions or limits on the number of transfers that may be performed under your Contract, except that market timing policies and procedures and optional benefit investment restrictions will apply.
•If you own an optional benefit subject to investment restrictions: You are not permitted to transfer Contract Value to any ineligible investment options. Your optional benefit will be automatically terminated, in accordance with its terms, if you violate the applicable investment restrictions, including as a result of a pre- or post-Substitution transfer.
•Except as described above, we will not otherwise exercise any rights reserved by us under the Contract to impose additional restrictions on transfers from the date of this Supplement until at least 30 days after the Substitution Date.
Additional Information Related to the Substitution:
•Unless you provide us with new instructions in good order, on the Substitution Date:
◦Your standing instructions for future premium payments or withdrawals will be automatically updated to replace any Existing Fund Sub-Account with the corresponding Replacement Fund Sub-Account.
◦If you are participating in any automatic transfer, rebalancing, or withdrawal program, your program instructions will be automatically updated to replace any Existing Fund Sub-Account with the corresponding Replacement Fund Sub-Account and your participation in such program will continue without interruption.
•For any asset allocation models under the Contract, any Existing Fund Sub-Account that comprises a model will be replaced by the corresponding Replacement Fund Sub-Account. If you are participating in any such model, your participation will continue without interruption.
You may submit transfer requests, request copies of the Replacement Funds’ prospectuses, or provide updated instructions by mailing Talcott Resolution at PO Box 14293, Lexington, KY 40512-4293; calling 1-800-862-6668; or e-mailing asccontactus@talcottresolution.com.
If you have any questions regarding the Substitution, please call us at 1-800-862-6668.
HV-8220

2

PERSONAL RETIREMENT MANAGER SERIES II
(B Share/C Share/I Share/L Share)
TALCOTT RESOLUTION LIFE INSURANCE COMPANY AND
TALCOTT RESOLUTION LIFE AND ANNUITY INSURANCE COMPANY

Annual Product Notice for Existing Investors
May 1, 2026

This product notice provides updated information about Personal Retirement Manager variable annuity Series II, an individual deferred flexible premium variable annuity contract. The contract is issued by us, Talcott Resolution Life and Annuity Insurance Company and Talcott Resolution Life Insurance Company (collectively, “Talcott Resolution,” “we, ”us,” ”our”).
The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals could result in surrender charges, federal and state income taxes, and a 10% federal penalty tax. Withdrawals will also reduce death benefits and other guaranteed benefits under the contract.
The contract is a complex investment and involves risks, including potential loss of principal. All guarantees and obligations under the contract are subject to the financial strength and claims-paying ability of Talcott Resolution.
The most recent prospectus for the contract, dated June 28, 2018, contains more information about the contract, including its features, benefits, and risks. You can find the most recent audited financial statements of Talcott Resolution and the separate account supporting the contract online at:

Issued by Talcott Resolution Life Insurance Company:

Class of Contract	Website Address
Personal Retirement Manager B Share Series II	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Y178
Personal Retirement Manager I Share Series II	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Y186
Personal Retirement Manager L Share Series II	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Y566
Huntington Personal Retirement Manager B Share Series II	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Y582

Issued by Talcott Resolution Life and Annuity Insurance Company:

Class of Contract	Website Address
Personal Retirement Manager B Share Series II	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41658A114
Personal Retirement Manager C Share Series III	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41658A163
Personal Retirement Manager I Share Series II	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41658A122
Personal Retirement Manager L Share Series II	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41658A171
You can also obtain this information at no cost by contacting us as instructed below.
The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Personal Retirement Manager Series II and Huntington Personal Retirement Manager Series II.

Additional information about certain investment products, including variable and fixed annuities, has been prepared by the staff of the Securities and Exchange Commission (SEC) and is available at Investor.gov.
For additional information, please contact your investment professional or contact us by:
a.Mailing:     Talcott Resolution
PO Box 14293
Lexington, KY 40512-4293
a.Calling:        1-800-862-6668
b. Emailing:     asccontactus@cognisurance.com
c. Visiting:     www.talcottresolution.com

Special Terms Used in this Product Notice

Contract Owner	The owner or holder of the contact including any joint owner(s) (or ”you”).
Contract Value	The total value of your allocations to the Sub-Accounts (and the Fixed Accumulation Feature, if applicable).
Fixed Accumulation Feature or FAF	A fixed account option that guarantees principal and a rate of interest. In your Contract, the FAF maybe called the Fixed Account. The FAF was not offered in all Contracts and is not available in all states. Effective October 4, 2013, we no longer accept new allocations or premium payments to the FAF except for contracts issued in Massachusetts.
Fund	A registered investment company or a series thereof in which assets of a Sub-Account may be invested.
Payment Base	The amount used to determine benefit payments under certain optional benefits under the contract.
Premium Payment	Money sent to us to be invested in your Contract.
Sub-Accounts	The variable investment options under the Contract, also referred to as Fund options.
Sub-Account Value	The value of your allocations to the Sub-Accounts.

Updated Information About Your Contract
The following is a summary of certain contract features that have changed since May 1, 2025. This may not reflect all of the changes that have occurred since you entered into your contract.

Summary of recent contract changes:
• At the close of business on September 4, 2026, the Company intends to substitute shares of certain underlying mutual funds under the Contract with shares of certain replacement funds (the “Substitution”). Additional information regarding the Substitution, including a list of existing funds and corresponding replacement funds, as well as your free transfer rights, is provided in the Notice of Substitution, also dated May 1, 2026, that supplements this annual product notice.

Important Information You Should Consider About the Contract

	FEES AND EXPENSES			Location in Prospectus
Are there Charges for Early Withdrawals?
Yes. Your Contract may be subject to surrender charges depending on the class of Contract that you own (i.e., B Share, C Share, I Share and L Share). Surrender charges may apply to both partial and full Surrenders.These surrender charges (if any) do not apply to certain types of withdrawals, such as withdrawals that do not exceed the annual amount that may be withdrawn without surrender charges.
•B Share. If you withdraw money from your contract within 9 years following your last premium payment, you may be assessed a surrender charge of up to 7% (as a percentage of premium payments withdrawn), declining to 0% over that time period.
•C Share. If you withdraw money from your contract within 3 years following your last premium payment, you may be assessed a surrender charge of up to 2% (as a percentage of premium payments withdrawn), declining to 0% over that time period.
•I Share. No surrender charges.
•L Share. If you withdraw money from your contract within 5 years following your last premium payment, you may be assessed a surrender charge of up to 7% (as a percentage of premium payments withdrawn), declining to 0% over that time period.
For example, if you were to withdraw $100,000 during a surrender charge period, you could be assessed a charge of up to $7,000 for a B Share contract or an L Share contract, or $2,000 for a C-Share contract. No surrender charges would apply to an I Share contract.
If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, that fee is in addition to Contract fees and expenses. If you elect to pay the advisory fee by taking withdrawals from your Contract Value, the deduction for that fee is subject to surrender charges and will count toward your Annual Withdrawal Amount. Withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax. Losses due to surrender charges will be greater if there are taxes or tax penalties.
2. Fee Summary 4. Information on Your Account b. Charges and Fees - Contingent Deferred Sales Charges (CDSC) - B, C, and L Share
Are there Transaction Charges?	No. Other than surrender charges (if any), there are no charges for other contract transactions (e.g., transferring money between investment options).
Are there Ongoing Fees and Expenses?
Yes. The table below describes the current fees and expenses of the contract that you may pay each year, depending on the investment options and optional benefits you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected. Fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner. If such charges were reflected, the fees and expenses would be higher.
2. Fee Summary 4. Information on Your Account b. Charges and Fees
	Annual Fee	Minimum	Maximum
	Base Contract (varies by contract class)	0.31%¹	1.51%¹
	Fund fees and expenses	0.39%²	2.32%²
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.75%[3]	2.50%[3]

1 As a percentage of average daily Sub-Account Values. Includes the Mortality and Expense Risk Charge and Administrative Charge, plus a percentage attributable to the Annual Maintenance Fee.
2 As a percentage of Fund net assets.
3 As a percentage of average daily Contract Value or Payment Base, depending on the optional benefit selected.

Because your contract is customizable, the choices you make effect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.

	Lowest Annual Cost: $862	Highest Annual Cost: $8,127
	Assumes:	Assumes:
	•Investment of $100,000	•Investment of $100,000
	•5% annual appreciation	•5% annual appreciation
	•Least expensive combination of contract classes and Fund fees and expenses	•Most expensive combination of contract classes, optional benefits and Fund fees and expenses
	•No optional benefits	•No sales charges or advisory fees
	•No sales charges or advisory fees	•No additional premium payments, transfers or withdrawals
•No additional premium payments, transfers or withdrawals

	RISKS		Location in Prospectus
Is there a Risk of Loss from Poor Performance?	Yes. You can lose money by investing in this contract, including loss of principal.
2. Fee Summary

3. Management of the Contract - Fixed Accumulation Feature

4. Information on your Account
b. Charges and Fees - Sales Charges - Contingent Deferred Sales Charges (CDSC) - B, C and L Share Contracts Only

Appendix Tax

Is this a Short-Term Investment?
N No.
•This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
•Surrender charges may apply to withdrawals. If you take a withdrawal, a surrender charge may reduce the value of your contract or the amount of money that you actually receive. Withdrawals may also reduce or terminate contract guarantees.
•The benefits of tax deferral, long-term income, and living benefit guarantees are generally more beneficial to investors with a long-time horizon.
•Withdrawals may be subject to taxes and a 10% penalty tax may be applied to Surrenders before age 59½.

What are the Risks Associated with the Investment Options?
•An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the contract (e.g., the Funds).
•Each investment option (including the FAF, and the Personal Pension Account, if available) has its own unique risks.
•You should review the available investment options before making an investment decision.

What are the Risks Related to the Insurance Company?	An investment in the contract is subject to the risks related to us. Any obligations (including under the FAF or Personal Pension Account), guarantees or benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about Talcott Resolution, including our financial strength ratings, is available upon request by calling 1-800-862-6668.
	RESTRICTIONS		Location in Prospectus

Are there Restrictions on the Investment Options?
Y Yes.
•Certain investment options may not be available under your contract.
•You are allowed to make 1 transfer between the Fund options per day. You are allowed to make 20 transfers between the Fund options per contract year before we require you to submit additional transfer requests by mail. Your transfers between the Fund options are subject to policies designed to deter excessively frequent transfers and market timing. These transfer restrictions do not apply to transfers under the contract's automatic transfer programs.
•There are restrictions on the maximum amount that may be transferred annually from the FAF to the Fund options. If the FAF is available for investment, you must wait 6 months after your most recent transfer from the FAF before making a subsequent transfer into the FAF. These transfer restrictions may apply to the contract's automatic income programs.
•We reserve the right to remove or substitute Funds as investment options.
•Except for contracts issued in certain states, we no longer accept new allocations or premium payments unto the FAF or the Personal Pension Account.
•The availability of Contract benefits may vary depending on the broker-dealer through which the Contact is sold. See Appendix B - Financial Intermediary Variations for additional information.
3. Management of Your Contract 4. Information About Your Contract - a. Purchases and Contract Value
Are there any Restrictions on Contract Benefits?
Yes.
•Optional benefits may further limit or restrict the investment options that you may select under the contract. We may impose these restrictions in the future.
•Withdrawals may significantly reduce the death benefit.
•Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn or may result in termination of the benefit.
•Transfers to the Personal Pension Account may significantly reduce optional benefits, and may reduce the benefit by more than the value transferred.
•Contract benefits may not be modified or terminated by us, except as otherwise noted.
•If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, that fee is in addition to Contract fees and expenses. If you elect to pay the advisory fee by taking withdrawals from your Contract Value, the deduction for that fee is subject to surrender charges and will count toward your Annual Withdrawal Amount. Withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax.
•The availability of Contract benefits may vary depending on the broker-dealer through which the Contact is sold. See Appendix B - Financial Intermediary Variations for additional information.
5. Optional Death Benefits a-b 6. Optional Withdrawal Benefits a - b 7. Optional Accumulation Benefit
	TAXES	Location in Prospectus
What are the Contract's Tax Implications?
•Consult with a tax professional to determine the tax implications of an investment in and payment received under the contract.
•If you purchased the contract through a tax-qualified plan or IRA, you do not get any additional tax deferral under the contract.
•Earnings on your contract are taxed at ordinary income rates when you withdraw them and you may have to pay a penalty if you take a withdrawal before age 59½.
Appendix Tax
	CONFLICTS OF INTEREST	Location in Prospectus

How are Investment Professionals Compensated?
Your investment professional may receive compensation for selling this contract to you, in the form of commissions, additional payments, and non-cash compensation. We may share the revenue we earn on this contract with your investment professional's firm. This conflict of interest may influence your investment professional to recommend this contract over another investment for which the investment professional is not compensated or compensated less.
8. Other Information e. How Contracts Are Sold
Should I Exchange My Contract?	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange a contract you already own if you determine, after comparing the features, fees and risks of both contracts, and any fees or penalties to terminate your existing contract, that it is better for you to purchase the new contract rather than continue to own your existing contract.	4. Information on Your Contract a. Opening an Account - Replacement of Annuities

Appendix A — Investment Options Available Under the Contract
The following is a list of Funds available under the contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at:
Issued by Talcott Resolution Life Insurance Company:

Class of Contract	Website Address
Personal Retirement Manager B Share Series II	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Y178
Personal Retirement Manager I Share Series II	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Y186
Personal Retirement Manager L Share Series II	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Y566
Huntington Personal Retirement Manager B Share Series II	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Y582

Issued by Talcott Resolution Life and Annuity Insurance Company:

Class of Contract	Website Address
Personal Retirement Manager B Share Series II	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41658A114
Personal Retirement Manager C Share Series III	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41658A163
Personal Retirement Manager I Share Series II	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41658A122
Personal Retirement Manager L Share Series II	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41658A171
Availability of Funds may vary by employer. Participants should reference their plan documents for a list of available Funds.
You can also request this information at no cost by calling 1-800-862-6668 or by sending an email request to asccontactus@cognisurance.com.
Investment options available under your specific Contract version are listed in Appendix A.1.
The availability of Contract benefits may vary depending on the broker-dealer through which the Contact is sold. See Appendix B - Financial Intermediary Variations for additional information.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Depending on the optional benefits you choose, you may not be able to invest in certain investment options, as noted below under "Optional Rider Investment Restrictions."

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
Allocation	AB VPS Balanced Hedged Allocation Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.95%*	17.36%	5.64%	6.74%
U.S. Equity	AB VPS Discovery Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.06%	2.64%	8.48%	8.27%
Fixed Income	American Funds Capital World Bond Fund - Class 4 Adviser: Capital Research and Management Company	0.98%	9.03%	(2.76)%	0.97%
International Equity	American Funds Capital World Growth and Income Fund - Class 4 Adviser: Capital Research and Management Company	0.91%*	24.46%	10.01%	10.74%
International Equity	American Funds Global Small Capitalization Fund - Class 4 Adviser: Capital Research and Management Company	1.15%*	14.33%	0.23%	6.96%
U.S. Equity	American Funds Growth Fund - Class 4 Adviser: Capital Research and Management Company	0.83%	19.93%	13.09%	17.67%
U.S. Equity	American Funds Growth-Income Fund - Class 4 Adviser: Capital Research and Management Company	0.78%	17.77%	13.62%	13.63%
International Equity	American Funds International Fund - Class 4 Adviser: Capital Research and Management Company	0.97%*	26.41%	3.14%	6.73%
International Equity	American Funds New World Fund - Class 4 Adviser: Capital Research and Management Company	1.07%*	27.93%	5.06%	8.98%
APP A-1

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
Fixed Income	American Funds The Bond Fund of America - Class 4 Adviser: Capital Research and Management Company	0.72%*	6.98%	(0.38)%	2.11%
U.S. Equity	American Funds Washington Mutual Investors Fund - Class 4 Adviser: Capital Research and Management Company	0.75%*	16.90%	13.60%	12.08%
U.S. Equity	BlackRock Capital Appreciation V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	1.04%*	11.77%	10.50%	15.32%
U.S. Equity	BlackRock Equity Dividend V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	0.93%*	21.32%	11.45%	11.01%
Allocation	BlackRock Global Allocation V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	1.01%*	19.51%	5.51%	7.33%
Allocation	BlackRock Managed Volatility V.I. Fund - Class III Adviser: BlackRock Advisors, LLC Subadviser: BlackRock International Limited Edinburgh, United Kingdom, BlackRock Asset Management North Asia Limited, Hong Kong, and BlackRock (Singapore) Limited, 079912 Singapore	0.85%*	5.72%	5.29%	3.83%
U.S. Equity	BlackRock S&P 500 Index V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	0.39%	17.42%	14.00%	14.34%
U.S. Equity	ClearBridge Variable Mid Cap Portfolio - Class II Adviser: Franklin Templeton Fund Adviser, LLC Subadviser: ClearBridge Investments, LLC	1.07%	4.08%	4.23%	7.24%
	Note: Available for investments on or about September 8, 2026.
U.S. Equity	Fidelity® VIP Contrafund® Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.79%	21.19%	15.08%	15.49%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	0.80%	11.49%	9.83%	10.31%
Fixed Income	Fidelity® VIP Strategic Income Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: Fidelity Investments Money Management, Inc. (FIMM), FMR Co., Inc. (FMRC), FIL Investment Advisors (UK) Limited (FIA(UK)), and other investment advisers	0.88%	8.58%	2.79%	4.40%
Allocation	Franklin Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc. Subadviser: Templeton Investment Counsel, LLC	0.82%	12.43%	7.54%	7.19%
International Equity	Franklin Mutual Global Discovery VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC Subadviser: Franklin Templeton Investment Management Limited	1.26%	23.25%	11.88%	8.41%
Allocation	Franklin Mutual Shares VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC	1.05%	11.45%	9.11%	7.43%
U.S. Equity	Franklin Rising Dividends VIP Fund - Class 4 Adviser: Franklin Advisory Services, LLC	0.99%	11.66%	9.38%	11.98%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2 Adviser: Franklin Advisory Services, LLC	0.91%*	7.65%	8.86%	9.81%
	Note: Available for investments on or about September 8, 2026.
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 4 Adviser: Franklin Advisory Services, LLC	1.01%*	7.49%	8.75%	9.71%
Fixed Income	Franklin Strategic Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	1.18%*	7.05%	1.81%	3.00%
Fixed Income	Franklin U.S. Government Securities VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	0.79%	6.69%	0.02%	1.14%
	Note: Available for investments on or about September 8, 2026.
U.S. Equity	Hartford Capital Appreciation HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.92%	13.42%	9.68%	11.64%
U.S. Equity	Hartford Disciplined Equity HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.84%	14.01%	11.78%	13.18%
APP A-2

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
U.S. Equity	Hartford Dividend and Growth HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.91%	17.19%	12.41%	12.20%
International Equity	Hartford International Opportunities HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	1.01%	30.06%	6.60%	7.86%
Fixed Income	Hartford Total Return Bond HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.76%	7.04%	(0.29)%	2.49%
Fixed Income	Hartford Ultrashort Bond HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.70%	4.32%	2.62%	1.96%
Allocation	Invesco V.I. Balanced Risk Allocation Fund - Series II Adviser: Invesco Advisers, Inc.	1.13%*	8.69%	2.27%	4.91%
U.S. Equity	Invesco V.I. Core Equity Fund - Series II Adviser: Invesco Advisers, Inc.	1.05%	15.89%	12.52%	11.46%
International Equity	Invesco V.I. EQV International Equity Fund - Series II Adviser: Invesco Advisers, Inc.	1.15%	16.23%	3.42%	5.96%
Money Market	Invesco V.I. Government Money Market Fund - Series II** Adviser: Invesco Advisers, Inc.	0.63%	3.76%	2.85%	1.77%
Fixed Income	Invesco V.I. Government Securities Fund - Series II Adviser: Invesco Advisers, Inc.	0.95%	6.95%	(0.22)%	1.34%
Fixed Income	Invesco V.I. High Yield Fund - Series II Adviser: Invesco Advisers, Inc.	1.17%	6.35%	3.40%	4.55%
U.S. Equity	Invesco V.I. Main Street Mid Cap Fund - Series II Adviser: Invesco Advisers, Inc.	1.19%	8.97%	8.83%	9.08%
U.S. Equity	Invesco V.I. Small Cap Equity Fund - Series II Adviser: Invesco Advisers, Inc.	1.21%	7.83%	7.06%	9.28%
Fixed Income	Lord Abbett Bond-Debenture Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.98%	8.32%	2.09%	4.72%
U.S. Equity	Lord Abbett Fundamental Equity Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	1.08%*	14.29%	11.36%	9.75%
U.S. Equity	Lord Abbett Growth and Income Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	0.93%	17.29%	13.35%	11.12%
U.S. Equity	LVIP American Century VP Mid Cap Value Fund - Service Class Adviser: American Century Investment Management, Inc.	0.86%*	8.83%	8.72%	8.96%
U.S. Equity	LVIP American Century VP Value Fund - Service Class Adviser: American Century Investment Management, Inc.	0.71%*	15.85%	11.47%	10.07%
U.S. Equity	MFS® Growth Series - Service Class Adviser: Massachusetts Financial Services Company	0.98%*	11.90%	10.82%	15.31%
U.S. Equity	MFS® New Discovery Series - Service Class Adviser: Massachusetts Financial Services Company	1.12%*	12.56%	(0.54)%	10.46%
Fixed Income	MFS® Total Return Bond Series - Service Class Adviser: Massachusetts Financial Services Company	0.78%*	6.94%	(0.09)%	2.38%
Allocation	MFS® Total Return Series - Service Class Adviser: Massachusetts Financial Services Company	0.86%*	10.92%	6.16%	7.36%
U.S. Equity	MFS® Value Series - Service Class Adviser: Massachusetts Financial Services Company	0.94%*	12.77%	9.69%	9.77%
Allocation	PIMCO All Asset Portfolio - Advisor Class Adviser: Pacific Investment Management Company LLC Subadviser: Research Affiliates	2.23%*	14.19%	5.49%	6.67%
Allocation	PIMCO Global Managed Asset Allocation Portfolio - Advisor Class Adviser: Pacific Investment Management Company LLC	1.31%*	21.77%	6.94%	7.88%
International Equity	PIMCO StocksPLUS Global Portfolio - Advisor Class Adviser: Pacific Investment Management Company LLC	0.93%*	24.25%	10.89%	11.07%
U.S. Equity	Putnam VT Core Equity Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.92%	16.81%	15.96%	15.20%
APP A-3

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 Year	5 Year	10 Year
International Equity	Putnam VT Focused International Equity Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc., Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	1.03%*	36.44%	9.13%	9.38%
	Note: Available for investments on or about September 8, 2026.
Allocation	Putnam VT Global Asset Allocation Fund - Class IB Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC, Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	1.09%*	14.38%	8.39%	8.43%
	Note: Available for investments on or about September 8, 2026.
Money Market	Putnam VT Government Money Market Fund - Class IB** Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	0.69%	3.67%	2.76%	1.69%
	Note: Available for investments on or about September 8, 2026.
U.S. Equity	Putnam VT Large Cap Growth Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.88%	14.34%	13.44%	17.67%
U.S. Equity	Putnam VT Large Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	0.79%	20.35%	15.38%	13.30%
U.S. Equity	Putnam VT Small Cap Growth Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	1.12%*	8.80%	6.18%	11.45%
	Note: Available for investments on or about September 8, 2026.
International Equity	Templeton Foreign VIP Fund - Class 4 Adviser: Templeton Investment Counsel, LLC	1.18%*	28.97%	8.14%	5.64%
Fixed Income	Templeton Global Bond VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	0.85%*	15.56%	(1.05)%	(0.25)%
International Equity	Templeton Growth VIP Fund - Class 4 Adviser: Templeton Global Advisors Limited	1.22%*	23.71%	7.84%	6.93%

*	As noted, annual expenses reflect a contractual fee reduction under an expense reimbursement or fee waiver arrangement.
**	In a low interest rate environment, yields for money market funds, after deduction of contract charges, may be negative even though the fund’s yield, before deducting for such charges, is positive. If you allocate a portion of your Contact Value to a money market Sub-Account or participate in an Asset Allocation Program, if available, where Contract Value is allocated to a money market Sub-Account, that portion of the value of your Contract Value may decrease in value.

The following is a list of fixed options currently available under the Contract. We may change the features of the fixed options listed below, offer new fixed options, and terminate existing fixed options. We will provide you with written notice before doing so.

Name	Term	Minimum Guaranteed Interest Rate
Fixed Accumulation Feature	N/A	1.5%
Personal Pension Account	N/A	1.5%

APP A-4

Asset Allocation Models
This section provides information about the asset allocation models (or Portfolio Planner Models) that may be available for participation under the contract. Models may not be available to you. You may be required to participate in a certain model depending on the optional benefits you have chosen. See "Optional Benefit Investment Restrictions" below.
You may participate in only one asset allocation model at a time. Your investments related to an asset allocation model will be rebalanced quarterly. For additional information, see "Static Asset Allocation Models" in the prospectus.

Models Available For The Following Contracts:

Personal Retirement Manager B-Share VA 2
Personal Retirement Manager C-Share VA 3
Personal Retirement Manager I-Share VA 2
Personal Retirement Manager L-Share VA 2
Huntington Personal Retirement Manager B-Share VA 2

The Portfolio Planner Models
The following model(s) (introduced as of May 2, 2022) are available for the Contract(s) listed above.
The percentage allocations below apply to value in the Sub-Accounts.

Fund	2022 Series 113	2022 Series 213	2022 Series 313	2022 Series 413	2022 Series 513
AB VPS Small/Mid-Cap Value Portfolio	2%	3%	3%	4%	5%
American Funds Growth Fund	5%	6%	8%	10%	11%
Fidelity VIP Mid Cap Portfolio	2%	3%	4%	4%	5%
Hartford Disciplined Equity HLS Fund	5%	7%	9%	10%	12%
Hartford Dividend and Growth HLS Fund	5%	7%	8%	10%	12%
Hartford International Opportunities HLS Fund	9%	12%	15%	18%	21%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%	24%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%	2%
Invesco V.I. High Yield Fund	10%	8%	7%	5%	4%
MFS New Discovery Series	2%	2%	3%	4%	4%
Total	100%	100%	100%	100%	100%

APP A-5

Optional Benefit Investment Restrictions

1. Investment Restrictions For the Following Optional Benefits
Future6
Safety Plus

Applicable To The Following Contracts*
Personal Retirement Manager B-Share VA 2
Personal Retirement Manager C-Share VA 3
Personal Retirement Manager I-Share VA 2
Personal Retirement Manager L-Share VA 2
Huntington Personal Retirement Manager B-Share VA 2

You must choose one of the following models. The models will be re-balanced monthly.

PERSONAL PROTECTION PORTFOLIOS

Series 8054
Fund
BlackRock Managed Volatility V.I. Fund	50%
Hartford Capital Appreciation HLS Fund	20%
Hartford Dividend and Growth HLS Fund	20%
Hartford International Opportunities HLS Fund	10%
Total	100%

Series 8055
Fund
BlackRock Managed Volatility V.I. Fund	50%
Franklin Mutual Shares VIP Fund	20%
Franklin Rising Dividends VIP Fund	10%
Templeton Growth VIP Fund	20%
Total	100%

Series 8056
Fund
American Funds Growth Fund	20%
American Funds Growth-Income Fund	20%
American Funds International Fund	10%
BlackRock Managed Volatility V.I. Fund	50%
Total	100%

Series 8057
Fund
BlackRock Managed Volatility V.I. Fund	50%
BlackRock S&P 500 Index V.I. Fund	50%
Total	100%

APP A-6

Series 8058
Fund
BlackRock Managed Volatility V.I. Fund	50%
Fidelity VIP Contrafund Portfolio	20%
Invesco V.I. International Growth Fund	5%
MFS Value Series	20%
Templeton Foreign VIP Fund	5%
Total	100%

Series 8059
Fund
American Funds Growth-Income Fund	20%
BlackRock Managed Volatility V.I. Fund	50%
Hartford International Opportunities HLS Fund	10%
Invesco V.I. Core Equity Fund	20%
Total	100%

Series 8060
Fund
American Funds Washington Mutual Investors Fund	20%
BlackRock Managed Volatility V.I. Fund	50%
Hartford Dividend and Growth HLS Fund	20%
Templeton Foreign VIP Fund	10%
Total	100%

Series 8061
Fund
American Funds Growth Fund	20%
BlackRock Managed Volatility V.I. Fund	50%
Invesco V.I. International Growth Fund	10%
Lord Abbett Fundamental Equity Portfolio	20%
Total	100%

Series 8062
Fund
BlackRock Capital Appreciation V.I. Fund	17%
BlackRock Equity Dividend V.I. Fund	18%
BlackRock Managed Volatility V.I. Fund	50%
PIMCO StocksPLUS Global Portfolio	15%
Total	100%

APP A-7

Series 8096
Fund
BlackRock Managed Volatility V.I. Fund	50%
Invesco V.I. International Growth Fund	5%
LVIP American Century VP Value Fund	20%
Putnam VT Large Cap Growth Fund	20%
Templeton Foreign VIP Fund	5%
Total	100%

Investment Restrictions For
Future5
Maximum Anniversary Value III

Applicable To The Following Products*
Personal Retirement Manager B-Share VA 2
Personal Retirement Manager C-Share VA 3
Personal Retirement Manager I-Share VA 2
Personal Retirement Manager L-Share VA 2
Huntington Personal Retirement Manager B-Share VA 2

You may choose to invest in either the Portfolio Planner Asset Allocation Models, the Investment Strategy Models or approved individual Sub-Accounts. The Models will be re-balanced quarterly.

PORTFOLIO PLANNER ASSET ALLOCATION MODELS

As of May 2, 2022, the following models are available:

Fund	2022 Series 113	2022 Series 213	2022 Series 313	2022 Series 413	2022 Series 513
AB VPS Small/Mid-Cap Value Portfolio	2%	3%	3%	4%	5%
American Funds Growth Fund	5%	6%	8%	10%	11%
Fidelity VIP Mid Cap Portfolio	2%	3%	4%	4%	5%
Hartford Disciplined Equity HLS Fund	5%	7%	9%	10%	12%
Hartford Dividend and Growth HLS Fund	5%	7%	8%	10%	12%
Hartford International Opportunities HLS Fund	9%	12%	15%	18%	21%
Hartford Total Return Bond HLS Fund	55%	48%	40%	32%	24%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%	2%
Invesco V.I. High Yield Fund	10%	8%	7%	5%	4%
MFS New Discovery Series	2%	2%	3%	4%	4%
Total	100%	100%	100%	100%	100%

INVESTMENT STRATEGIES MODELS

Series 8021
Fund
Hartford Capital Appreciation HLS Fund	33%
Hartford Dividend and Growth HLS Fund	33%
Hartford Total Return Bond HLS Fund	34%
Total	100%

APP A-8

Series 8022
Fund
Franklin Income VIP Fund	34%
Franklin Mutual Shares VIP Fund	33%
Templeton Growth VIP Fund	33%
Total	100%

Series 8063
Fund
American Funds Global Small Capitalization Fund	10%
American Funds Growth Fund	25%
American Funds Growth-Income Fund	20%
American Funds International Fund	15%
American Funds The Bond Fund of America	30%
Total	100%

Series 8064
Fund
American Funds International Fund	25%
Franklin Income VIP Fund	25%
Hartford Disciplined Equity HLS Fund	25%
Hartford Total Return Bond HLS Fund	25%
Total	100%

Series 8089[1]
Fund
American Funds Capital World Growth and Income Fund	15%
Franklin Income VIP Fund	15%
Hartford Disciplined Equity HLS Fund	15%
Hartford Total Return Bond HLS Fund	25%
Invesco V.I. Government Money Market Fund	30%
Total	100%
[1]Series 8089 is available only to Huntington Personal Retirement Manager contract owners.

INDIVIDUAL SUB-ACCOUNTS
AB VPS Balanced Hedged Allocation Portfolio
BlackRock Global Allocation V.I. Fund
Invesco V.I. Balanced Risk Allocation Fund
MFS Total Return Series
PIMCO All Asset Portfolio
PIMCO Global Managed Asset Allocation Portfolio
APP A-9

Appendix A.1 — Investment Options by Product
Investment options available to your specific Contract are listed in the following table.

Portfolio Company and Adviser/Subadviser	Huntington Personal Retirement Manager Series II B Share (TL)	Personal Retirement Manager Series II B Share (TL/TLA)	Personal Retirement Manager Series II I Share (TL/TLA)	Personal Retirement Manager Series II L Share (TL/TLA)	Personal Retirement Manager Series III C Share (TL/TLA)
AB VPS Balanced Hedged Allocation Portfolio - Class B Adviser: AllianceBernstein, L.P.	X	X	X	X	X
AB VPS Discovery Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	X	X	X	X	X
American Funds Capital World Bond Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Capital World Growth and Income Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Global Small Capitalization Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Growth Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Growth-Income Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds International Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds New World Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds The Bond Fund of America - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X
American Funds Washington Mutual Investors Fund - Class 4 Adviser: Capital Research and Management Company	X	X	X	X	X
BlackRock Capital Appreciation V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	X	X	X	X	X
BlackRock Equity Dividend V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	X	X	X	X	X
BlackRock Global Allocation V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	X	X	X	X	X
BlackRock Managed Volatility V.I. Fund - Class III
Adviser: BlackRock Advisors, LLC
Subadviser: BlackRock International Limited Edinburgh, United Kingdom, BlackRock Asset Management North Asia Limited, Hong Kong, and BlackRock (Singapore) Limited, 079912 Singapore	X	X	X	X	X
BlackRock S&P 500 Index V.I. Fund - Class III Adviser: BlackRock Advisors, LLC	X	X	X	X	X
ClearBridge Variable Mid Cap Portfolio - Class II Adviser: Franklin Templeton Fund Adviser, LLC Subadviser: ClearBridge Investments, LLC	X	X	X	X	X
Note: Available for investments on or about September 8, 2026.
Fidelity® VIP Contrafund® Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	X	X	X	X	X
Fidelity® VIP Mid Cap Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company (FMR) Subadviser: FMR Co., Inc. (FMRC) and other investment advisers	X	X	X	X	X
Fidelity® VIP Strategic Income Portfolio - Service Class 2
Adviser: Fidelity Management & Research Company (FMR)
Subadviser: Fidelity Investments Money Management, Inc. (FIMM), FMR Co., Inc. (FMRC), FIL Investment Advisors (UK) Limited (FIA(UK)), and other investment advisers	X	X	X	X	X
APP A.1-1

Portfolio Company and Adviser/Subadviser	Huntington Personal Retirement Manager Series II B Share (TL)	Personal Retirement Manager Series II B Share (TL/TLA)	Personal Retirement Manager Series II I Share (TL/TLA)	Personal Retirement Manager Series II L Share (TL/TLA)	Personal Retirement Manager Series III C Share (TL/TLA)
Franklin Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc. Subadviser: Templeton Investment Counsel, LLC	X	X	X	X	X
Franklin Mutual Global Discovery VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC Subadviser: Franklin Templeton Investment Management Limited	X	X	X	X	X
Franklin Mutual Shares VIP Fund - Class 4 Adviser: Franklin Mutual Advisers, LLC	X	X	X	X	X
Franklin Rising Dividends VIP Fund - Class 4 Adviser: Franklin Advisory Services, LLC	X	X	X	X	X
Franklin Small Cap Value VIP Fund - Class 2 Adviser: Franklin Advisory Services, LLC	X	X	X	X	X
Note: Available for investments on or about September 8, 2026.
Franklin Small Cap Value VIP Fund - Class 4 Adviser: Franklin Advisory Services, LLC	X	X	X	X	X
Franklin Strategic Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	X	X	X	X	X
Franklin U.S. Government Securities VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	X	X	X	X	X
Note: Available for investments on or about September 8, 2026.
Hartford Capital Appreciation HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X
Hartford Disciplined Equity HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X
Hartford Dividend and Growth HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X
Hartford International Opportunities HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X
Hartford Total Return Bond HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X
Hartford Ultrashort Bond HLS Fund - Class IB Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X	X	X	X
Invesco V.I. Balanced Risk Allocation Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. Core Equity Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. EQV International Equity Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. Government Money Market Fund - Series II** Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. Government Securities Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. High Yield Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. Main Street Mid Cap Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Invesco V.I. Small Cap Equity Fund - Series II Adviser: Invesco Advisers, Inc.	X	X	X	X	X
Lord Abbett Bond-Debenture Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	X	X	X	X	X
APP A.1-2

Portfolio Company and Adviser/Subadviser	Huntington Personal Retirement Manager Series II B Share (TL)	Personal Retirement Manager Series II B Share (TL/TLA)	Personal Retirement Manager Series II I Share (TL/TLA)	Personal Retirement Manager Series II L Share (TL/TLA)	Personal Retirement Manager Series III C Share (TL/TLA)
Lord Abbett Fundamental Equity Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	X	X	X	X	X
Lord Abbett Growth and Income Portfolio - Class VC Adviser: Lord, Abbett & Co. LLC	X	X	X	X	X
LVIP American Century VP Mid Cap Value Fund - Service Class Adviser: American Century Investment Management, Inc.	X	X	X	X	X
LVIP American Century VP Value Fund - Service Class Adviser: American Century Investment Management, Inc.	X	X	X	X	X
MFS® Growth Series - Service Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® New Discovery Series - Service Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® Total Return Bond Series - Service Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® Total Return Series - Service Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
MFS® Value Series - Service Class Adviser: Massachusetts Financial Services Company	X	X	X	X	X
PIMCO All Asset Portfolio - Advisor Class Adviser: Pacific Investment Management Company LLC Subadviser: Research Affiliates	X	X	X	X	X
PIMCO Global Managed Asset Allocation Portfolio - Advisor Class Adviser: Pacific Investment Management Company LLC	X	X	X	X	X
PIMCO StocksPLUS Global Portfolio - Advisor Class Adviser: Pacific Investment Management Company LLC	X	X	X	X	X
Putnam VT Core Equity Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	X	X	X	X	X
Putnam VT Focused International Equity Fund - Class IB
Adviser: Putnam Investment Management, LLC
Subadviser: Franklin Advisers, Inc., Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	X	X	X	X	X
Note: Available for investments on or about September 8, 2026.
Putnam VT Global Asset Allocation Fund - Class IB
Adviser: Franklin Advisers, Inc.
Subadviser: Putnam Investment Management, LLC, Franklin Templeton Investment Management Limited and The Putnam Advisory Company, LLC	X	X	X	X	X
Note: Available for investments on or about September 8, 2026.
Putnam VT Government Money Market Fund - Class IB** Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	X	X	X	X	X
Note: Available for investments on or about September 8, 2026.
Putnam VT Large Cap Growth Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	X	X	X	X	X
Putnam VT Large Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	X	X	X	X	X
Putnam VT Small Cap Growth Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Franklin Advisers, Inc. and Franklin Templeton Investment Management Limited	X	X	X	X	X
Note: Available for investments on or about September 8, 2026.
APP A.1-3

Portfolio Company and Adviser/Subadviser	Huntington Personal Retirement Manager Series II B Share (TL)	Personal Retirement Manager Series II B Share (TL/TLA)	Personal Retirement Manager Series II I Share (TL/TLA)	Personal Retirement Manager Series II L Share (TL/TLA)	Personal Retirement Manager Series III C Share (TL/TLA)
Templeton Foreign VIP Fund - Class 4 Adviser: Templeton Investment Counsel, LLC	X	X	X	X	X
Templeton Global Bond VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	X	X	X	X	X
Templeton Growth VIP Fund - Class 4 Adviser: Templeton Global Advisors Limited	X	X	X	X	X

APP A.1-4

Appendix B — Financial Intermediary Variations
There may be variations in the availability of investment options, Contract benefits, and other Contract features described in this prospectus—including restrictions, limitations, and other variations—which may apply depending on the broker-dealer through which your Contract was sold or continues to be serviced. For example, your financial professional may not recommend a particular investment option or Contract benefit to you. Any such variations are unknown to us. Furthermore, based on several considerations ( e.g. , that we do not administer financial intermediary variations, the large number of broker-dealers through whom the Contracts were distributed, and the terms of our existing selling agreements), we cannot identify any such variations, if any, with unreasonable effort or incurring unreasonable expense.

You should discuss with your financial professional any limitations, restrictions, or other variations related to the investment options, Contract benefits, or other Contract features available to you through your broker-dealer.

* * *
Please retain this product notice for future reference. The last prospectus and statement of additional information for the contract, dated June 28, 2018, contain more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included in the front cover page of this product notice.

EDGAR Identifier :     C000093059 PRM Series II TLIC
C000093060 Huntington PRM Series II TLIC
C000093061 PRM Series II TLA

APP B-1